To ICN Pharmaceuticals, Inc.:

         We consent to the incorporation by reference in the registration statements of ICN Pharmaceuticals, Inc. on Form S-8 (File No. 33-56971) and Form S-3 (File No.'s 333-38901, 333-10661, and 333-16409) of our report dated March
5, 1998, on our audits of the consolidated financial statements and consolidated financial statement schedule of ICN Pharmaceuticals, Inc. as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, which report, as it relates to 1997, includes an emphasis of a matter paragraph related to the Company's net monetary assets at ICN Yugoslavia which would be subject to foreign exchange loss if a devaluation of the Yugoslavian dinar were to occur, included in this Annual Report on Form 10K.



/s/  COOPERS & LYBRAND L.L.P.


Newport Beach, California
March 30, 1998